October 31, 2008

Mail Stop 3561

Matt Buckels, Manager and Director
EquityPoint, LLC Fund I Series
1800 Washington Avenue
Vincennes, IN 47591

Re: EquityPoint, LLC Fund I Series
**   Form 1-A**
**   File No.: 24-10220**

Dear Mr. Buckels:

This letter is to inform you that on October 28, 2008 the staff left voice mail messages for your counsel, providing the information in the following paragraph and requesting a return call.

We note that you have sent one copy of an amended Form 1-A and a request for acceleration of the offering statement. However, we cannot accept the amendment for filing, because you have not filed seven copies of the amendment, as required by Regulation A, Rule 252(h). Also, you have not provided a manually signed copy or a marked copy to show how it differs from the previous filing. In addition, as there are outstanding comments, you should withdraw the request for acceleration.

Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Healthcare Services

cc: Jillian Ivey Sidoti, Esq.
        Facsimile at (951) 602-6049
        Matt Buckels, Manager and Director
        Facsimile at (812) 886-5856